Exhibit 99.1
SINA CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held August 2, 2010

     On Monday, August 2, 2010, SINA Corporation, a Cayman Islands company (the “Company”), will hold its Annual General Meeting of Shareholders at the offices of Orrick, Herrington & Sutcliffe, 43rd Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. The meeting will begin at 10:00 a.m. local time.
     Only shareholders registered in the Company’s register of members at the close of business on June 14, 2010 are entitled to vote at this meeting or any adjournment that may take place. At the meeting, ordinary resolutions will be proposed as follows:
•	The election of two Class II directors;

•	The ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors for the current fiscal year; and

•	The amendment and restatement of the Company’s 2007 Share Incentive Plan.
In addition, the meeting will transact any other business properly brought before the meeting.
     You can find more information about each of these items, including the nominees for directors, in the attached Proxy Statement.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
SHAREHOLDER MEETING TO BE HELD ON AUGUST 2, 2010
     We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. This Proxy Statement and our 2009 Annual Report to Shareholders are available at http://phx.corporate-ir.net/phoenix.zhtml?c=121288&p=irol-Proxy.
     Our Board of Directors recommends that you vote in favor of all of the proposals outlined in the attached Proxy Statement.
     We cordially invite all shareholders to attend the Annual General Meeting in person. However, a member entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a member of the Company. Whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your proxy card and then decide to attend the Annual General Meeting to vote your shares in person, you may still do so. If your shares are held in “street name” and you wish to attend the Annual General Meeting, you must notify your broker, bank or other nominee and obtain the proper documentation to vote your shares at the Annual General Meeting. Your proxy is revocable in accordance with the procedures set forth in the attached Proxy Statement.
By Order of the Board of Directors,

Charles Chao
President, Chief Executive Officer and
Member of the Board of Directors
Shanghai, China
June 24, 2010

YOUR VOTE IS IMPORTANT!
WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING,
PLEASE COMPLETE, SIGN, DATE AND MAIL PROMPTLY THE ACCOMPANYING PROXY
CARD IN THE ENCLOSED RETURN ENVELOPE. THIS WILL ENSURE THE PRESENCE OF A
QUORUM AT THE MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON
IF YOU WISH TO DO SO EVEN IF YOU HAVE PREVIOUSLY SENT IN YOUR PROXY CARD. IF
YOUR SHARES ARE HELD IN “STREET NAME” AND YOU WISH TO ATTEND THE ANNUAL
GENERAL MEETING, YOU MUST NOTIFY YOUR BROKER, BANK OR OTHER NOMINEE
AND OBTAIN THE PROPER DOCUMENTATION TO VOTE YOUR SHARES AT THE ANNUAL
GENERAL MEETING.

SINA CORPORATION
Room 1802
United Plaza, No. 1468
Nanjing West Road
Shanghai 200040
China

PROXY STATEMENT
for the
2010 Annual General Meeting of Shareholders
To Be held August 2, 2010

     Our Board of Directors is soliciting proxies for the 2010 Annual General Meeting of Shareholders. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.
     The Board set June 14, 2010 as the record date for the meeting. Shareholders of record who are registered in the Company’s register of members on that date are entitled to vote at and attend the meeting, with each share entitled to one vote. 61,159,179 ordinary shares were outstanding on the record date.
     In this Proxy Statement:
•	“We,” “us,” “our,” “SINA” and the “Company” refer to SINA Corporation

•	“Annual General Meeting” or “Meeting” means our 2010 Annual General Meeting of Shareholders

•	“Board of Directors” or “Board” means our Board of Directors

•	“SEC” means the U.S. Securities and Exchange Commission
     We have summarized below important information with respect to the Annual General Meeting.
TIME AND PLACE OF THE ANNUAL GENERAL MEETING
     The Annual General Meeting will be held on Monday, August 2, 2010 at 10:00 a.m. local time at the offices of Orrick, Herrington & Sutcliffe, 43rd Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.
     All shareholders who owned shares in the capital of the Company as of June 14, 2010, the record date, may attend the Annual General Meeting.
PURPOSE OF THE PROXY STATEMENT AND PROXY CARD
     You are receiving a Proxy Statement and proxy card from us because you owned shares of our ordinary shares on June 14, 2010, the record date. This Proxy Statement describes issues on which we would like you, as a shareholder, to vote. It also gives you information on these issues so that you can make an informed decision.
     When you sign the proxy card, you may appoint Charles Chao and Herman Yu as your representatives at the Meeting or such other individual that you choose to name. If you name Charles Chao, our President and Chief Executive Officer, and Herman Yu, our Chief Financial Officer, as your representatives at the Meeting, they will vote your shares, as you have instructed them on the proxy card, at the Meeting. This way, your shares will be voted whether or not you attend the Annual General Meeting. Even if you plan to attend the Meeting, it is a good idea to complete, sign and return your proxy card in advance of the Meeting in case your plans change.

PROPOSALS TO BE VOTED ON AT THIS YEAR’S ANNUAL GENERAL MEETING
     At the meeting, ordinary resolutions will be proposed as follows:
•	The election of two Class II directors;

•	The ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors for the current fiscal year; and

•	The amendment and restatement of the Company’s 2007 Share Incentive Plan.
In addition, the Meeting will transact any other business properly brought before the Meeting.
     The Board recommends a vote FOR each proposal.
VOTING PROCEDURE
You may vote by mail.
     To vote by mail, please sign your proxy card and return it in the enclosed, prepaid and addressed envelope prior to the Meeting. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct.
You may vote in person at the Meeting.
     We will pass out written ballots to anyone who wants to vote at the Meeting. If you hold your shares in “street name,” you must request a legal proxy from your stockbroker in order to vote at the Meeting. Holding shares in “street name” means your shares in the capital of the Company are held in an account by your stockbroker, bank, or other nominee, and the share certificates and record ownership are not in your name. If your shares are held in “street name” and you wish to attend the Annual General Meeting, you must notify your broker, bank or other nominee and obtain the proper documentation to vote your shares at the Annual General Meeting.
You may change your mind after you have returned your proxy card.
     If you change your mind after you return your proxy card, you may revoke your proxy up to two hours before the Meeting or later at the discretion of the Chairman of the Meeting. You may do this by:
•	submitting a notice of revocation,

•	signing another proxy with a later date, or

•	voting in person at the Annual General Meeting.
MULTIPLE PROXY CARDS
     If you received more than one proxy card, it means that you hold shares in more than one account. Please sign and return all proxy cards to ensure that all your shares are voted.
QUORUM REQUIREMENT
     Shares are counted as present at the Meeting if the shareholder either:
•	is present in person at the meeting, or

•	has properly submitted a proxy card.
     One-third of our outstanding shares as of the record date must be present at the Meeting (either in person or by proxy) in order to hold the Annual General Meeting and conduct business. This is called a “quorum.”

CONSEQUENCES OF NOT RETURNING YOUR PROXY; BROKER NON-VOTES
     If your shares are held in your name, you must return your proxy card (or attend the Annual General Meeting in person) in order to vote on the proposals. If your shares are held in street name and you do not vote your proxy, your brokerage firm may either:
•	vote your shares on routine matters, or

•	leave your shares unvoted.
     Under the rules that govern brokers who have record ownership of shares that are held in “street name” for their clients, brokers may vote such shares on behalf of their clients with respect to “routine” matters (such as the ratification of auditors), but not with respect to non-routine matters (such as a proposal submitted by a shareholder). If the proposals to be acted upon at any meeting include both routine and non-routine matters, the broker may turn in a proxy card for uninstructed shares that vote FOR the routine matters, but expressly states that the broker is not voting on non-routine matters. This is called a “broker non-vote.”
     Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for the purpose of determining the number of votes cast.
     We encourage you to provide instructions to your brokerage firm by voting your proxy. This ensures that your shares will be voted at the meeting.
EFFECT OF ABSTENTIONS
     Abstentions are counted as shares that are present for the purposes of determining the presence of a quorum, but are not counted as votes for or against any matter submitted to the shareholders for a vote.
REQUIRED VOTE
     Assuming a quorum is present the election of each of the two nominees as a director, the ratification of the independent auditors and the amendment of the Company’s 2007 Share Incentive Plan will require the affirmative vote of a majority of shares voting either in person or cast by proxy at the Meeting.
VOTE SOLICITATION; EXPENSES
     SINA Corporation is soliciting your proxy to vote your shares at the Annual General Meeting. In addition to this solicitation by mail, our directors, officers, and other employees may contact you by telephone, Internet, in person or otherwise to obtain your proxy. These persons will not receive any additional compensation for assisting in the solicitation. We will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners. We will reimburse these entities and our transfer agent for their reasonable out-of-pocket expenses in forwarding proxy material. In addition, we have made arrangements with Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038 to forward solicitation materials to certain record holders of our ordinary shares and certain beneficial owners of our ordinary shares held of record by brokers, banks, or other nominees.
VOTE TABULATION
     Votes cast by proxy or in person at the Annual General Meeting will be counted by the Inspector of Elections with the assistance of our transfer agent. The Inspector of Elections will also determine whether a quorum is present at the Annual General Meeting.
     The shares represented by the proxy cards received, properly marked, dated, signed and not revoked, will be voted at the Annual General Meeting. If the proxy card specifies a choice with respect to any matter to be acted on, the shares will be voted in accordance with that specified choice. Any proxy card which names Charles Chao and Herman Yu as your representatives and is returned but not marked will be voted FOR the election of each of the director nominees, FOR ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditors of the Company, FOR amendments of the Company’s 2007 Share Incentive Plan, and as the proxy holders deem desirable for any other matters that may come before the Meeting. Broker non-votes will not be considered as voting with respect to any matter for which the broker does not have voting authority.

OTHER BUSINESS
     Because we did not receive notice of any other proposals to be brought before the Meeting by April 1, 2010, we do not know of any business to be considered at the Annual General Meeting other than the proposals described in this Proxy Statement. However, if any other business is properly presented at the Annual General Meeting, your signed proxy card gives authority to your proxy holder to vote on such matters at their discretion.
PROPOSALS FOR 2011 ANNUAL GENERAL MEETING
     We anticipate that our 2011 Annual General Meeting will be held in June 2011. To have your proposal included in our proxy statement for the 2011 Annual General Meeting, you must submit your proposal in the time frame described in the Company’s Second Amended and Restated Articles of Association to Cathy Peng, Stock Administration Department, SINA Corporation, 20F Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian, Beijing 100080, China.
     If you do not timely submit a proposal for the 2011 Annual General Meeting, Board may or may not, at their discretion, present the proposal at the meeting, and the proxies for the 2011 Annual General Meeting of Shareholders will confer discretion on the management proxy holders to vote against your proposal.
     Each shareholder’s notice must contain the following information as to each matter the shareholder proposes to bring before the annual meeting: (a) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and appropriate biographical information and a statement as to the qualification of the nominee; (b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, as they appear on the Company’s books, and of such beneficial owner and (ii) the number of shares of the Company’s ordinary shares which are owned beneficially and of record by such shareholder and such beneficial owner.
     A copy of the full text of the provisions of the Company’s Second Amended and Restated Articles of Association containing shareholder nominations and proposals is available to shareholders from the Secretary of the Company upon written request.

PROPOSAL NO. 1
ELECTION OF CLASS II DIRECTORS
     We have nominated two candidates for election to the Board this year. Detailed information on each of the nominees is provided below.
     Our Second Amended and Restated Articles of Association currently authorize a Board of not less than two directors and the classification of the Board into three classes serving staggered terms. At each annual general meeting, the terms of one-third of directors will expire. The directors whose terms expire each year will be those who have been in office the longest since their last election. A director whose term is expiring will remain in office until the close of the meeting at which his or her term expires, and will be eligible for re-election at that meeting. Our Second Amended and Restated Articles of Association also provide that any newly appointed director shall hold office only until the next annual general meeting at which time such director shall be eligible for re-election by the shareholders. The Company currently has seven directors.
     The Class II director whose term will expire at the Annual General Meeting is Ter Fung Tsao and Hurst Lin. Hurst Lin has decided not to seek re-election in 2010 after the expiration of his term as a Class II director. Assuming that the size of our board remains between 7 and 9 members, also assuming that Yichen Zhang who is currently a Class III director will be elected at the Annual General Meeting as a Class II director, the Class III directors whose terms will expire at our 2011 Annual General Meeting are Pehong Chen and Lip-Bu Tan, and the Class I directors whose terms will expire at our 2012 Annual General Meeting are Yan Wang and Song-Yi Zhang.
     At the Annual General Meeting, the shareholders will elect a total of two directors, both of whom shall be Class II directors. If elected, the Class II directors will serve until the 2013 Annual General Meeting. In the event any nominee is unable or unwilling to serve as a director at the time of the Annual General Meeting, the proxies may be voted for the balance of those nominees named and for any substitute nominee designated by the present Board or the proxy holders to fill such vacancy, or for the balance of the nominees named without nomination of a substitute, or the size of the Board may be reduced in accordance with our Second Amended and Restated Articles of Association. The Board has no reason to believe that any of the persons named below will be unable or unwilling to serve as a nominee or as a director if elected.
NOMINEES FOR THE BOARD OF DIRECTORS
     The name and certain information of each nominee are set forth below:

Name	Age	Position
Ter Fung Tsao	64	Class II Director
Yichen Zhang	46	Class II Director
     Ter Fung Tsao has served as a director since March 1999. Mr. Tsao has served as Chairman of Standard Foods Corporation (formerly known as Standard Foods Taiwan Ltd.), a packaged food company, since 1986. Before joining Standard Foods Taiwan Ltd., Mr. Tsao worked in several positions within The Quaker Oats Company, a packaged food company, in the United States and Taiwan. Mr. Tsao received a B.S. in Civil Engineering from Cheng Kung University in Taiwan, an M.S. in Sanitary Engineering from Colorado State University, and a Ph.D. in Food and Chemical Engineering from Colorado State University.
     Yichen Zhang has served as a director since May 2002. Since 2003, Mr. Zhang has been the Chief Executive Officer of CITIC Capital Holdings Limited (“CCHL,” formerly known as CITIC Capital Markets Holdings Ltd.), a China-focused investment management and advisory firm. Prior to founding CITIC Capital, Mr. Zhang was an Executive Director of CITIC Pacific and President of CITIC Pacific Communications. He was previously a Managing Director at Merrill Lynch responsible for Debt Capital Market activities for the Greater China region. Mr. Zhang began his career at Greenwich Capital Markets in 1987 and became Bank of Tokyo’s Head of Proprietary Trading in New York in the early 1990s. Mr. Zhang returned to China in the mid 1990s and advised the Chinese Ministry of Finance and other Chinese agencies on the development of the domestic government bond market. Mr. Zhang is a graduate of Massachusetts Institute of Technology.

DIRECTOR NOMINATION
Criteria for Board Membership
     The Company does not have a nominating committee. However, beginning from the date of our 2004 Annual General Meeting of Shareholders, the members of the Board who are “independent” as defined under NASDAQ Marketplace Rule 5605(a)(2) (Pehong Chen, Lip-Bu Tan, Ter Fung Tsao, Yan Wang, Yichen Zhang, Song-Yi Zhang and Hurst Lin, who has decided not to seek re-election in 2010 after the expiration of his term as a Class II director) are responsible for selecting candidates for appointment or re-election to the Board. In making such selections, this group of independent members of the Board (the “Selection Body”) considers the appropriate balance of experience, skills and characteristics required of the Board, and seeks to ensure that at least a majority of the directors are independent as required under NASDAQ Marketplace Rule 5605(b)(1), and that members of the Company’s audit committee meet the financial literacy, sophistication and independence requirements under NASDAQ Marketplace Rules. Nominees for director will be selected on the basis of their depth and breadth of experience, integrity, ability to make independent analytical inquiries, understanding of the Company’s business environment, and willingness to devote adequate time to Board duties. The Selection Body performs similar functions to a nominating committee and operates under a written charter adopted by the Board, which was attached to the Company’s 2005 Proxy Statement.
Shareholder Nominees
     The Selection Body will consider written proposals from shareholders for nominees for director, provided such proposals meet the requirements described herein and in our Second Amended and Restated Articles of Association. Any such nominations should be submitted to the Selection Body c/o the Secretary of the Company and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the names and addresses of the shareholders making the nomination and the number of shares of the Company’s ordinary shares which are owned beneficially and of record by such shareholders; and (c) appropriate biographical information and a statement as to the qualification of the nominee, and should be submitted in the time frame described in the Second Amended and Restated Articles of Association of the Company and under the caption “Proposals for 2011 Annual General Meeting” above.
Process for Identifying and Evaluating Nominees
     The Selection Body believes the Company is well-served by its current directors. In the ordinary course, absent special circumstances or a material change in the criteria for Board membership, the Selection Body will renominate incumbent directors who continue to be qualified for Board service and are willing to continue as directors. If an incumbent director is not standing for re-election, or if a vacancy on the Board occurs between annual general shareholder meetings, the Selection Body will seek out potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Board, senior management of the Company and, if the Selection Body deems appropriate, a third-party search firm. The Selection Body will evaluate each candidate’s qualifications and check relevant references; in addition, such candidates will be interviewed by at least one member of the Selection Body. Candidates meriting serious consideration will meet with all members of the Board. Based on this input, the Selection Body will evaluate which of the prospective candidates is qualified to serve as a director and whether it should recommend to the Board that this candidate be appointed to fill a current vacancy on the Board or be presented for the approval of the shareholders, as appropriate.
     The Selection Body expects to use a similar process to evaluate nominees recommended by shareholders. However, to date, the Company has not received any shareholder proposals to nominate any directors.
Board Nominees for the 2010 Annual Meeting
     Of the two nominees listed in this Proxy Statement, Ter Fang Tsao is a current director standing for re-election by the shareholders; Yichen Zhang who is currently a Class III director is being nominated for election to replace Hurst Lin who will retire at the Annual General Meeting.

REQUIRED VOTE
     Assuming a quorum is present, the election of each of the two nominees as a director will require the affirmative vote of a majority of shares cast in person or cast by proxy at the Meeting. Unless marked otherwise, where Charles Chao or Herman Yu is appointed as proxy, proxies received will be voted FOR the election of each of the two nominees named above. In the event that additional persons are nominated for election as directors, where Charles Chao or Herman Yu is appointed as proxy, unless marked otherwise, they intend to vote all proxies received by them in such a manner as will ensure the election of as many of the nominees listed above as possible, and, in such event, the specific nominees to be voted for will be determined by the proxy holders.
RECOMMENDATION OF THE BOARD
THE BOARD RECOMMENDS A VOTE FOR PROPOSAL NO. 1.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
     The Audit Committee has approved the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PricewaterhouseCoopers”) as our independent auditors for the current fiscal year which ends on December 31, 2010. PricewaterhouseCoopers has served as our independent auditors since May 20, 1999. In the event that ratification of this selection of accountants is not approved by a majority of the ordinary shares voting at the Annual General Meeting in person or by proxy, the Audit Committee will review its future selection of auditors.
REQUIRED VOTE
     Assuming a quorum is present, the approval of Proposal No. 2 will require the affirmative vote of a majority of shares cast in person or cast by proxy at the Meeting. Unless marked otherwise, where Charles Chao or Herman Yu is appointed as proxy, their proxies received will be voted FOR Proposal No. 2.
RECOMMENDATION OF THE BOARD
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL NO. 2.

PROPOSAL NO. 3
AMENDMENT AND RESTATEMENT OF THE COMPANY’S 2007 SHARE INCENTIVE PLAN
     At the Annual General Meeting, shareholders are being asked to approve the amendment and restatement of the Company’s 2007 Share Incentive Plan (the “Restated Plan”). If approved, the Restated Plan will extend the term of the Company’s 2007 Share Incentive Plan until August 1, 2015 and will make an additional 5,000,000 shares available for grant under the Restated Plan. No other changes are proposed.
General
     The Restated Plan will promote the long-term success of the Company and the creation of shareholder value by offering participants the opportunity to share in such long-term success by acquiring a proprietary interest in the Company. In consideration of the accounting treatment of various equity incentives and shareholder dilution concerns, the Company believes that it is advantageous for it to have maximum flexibility in the fashioning of equity compensation. The Restated Plan provides the Company with this flexibility to responsibly address these issues by utilizing share options, restricted shares, restricted share units, and share appreciation rights. The Restated Plan contains a number of provisions that are compensation and corporate governance best practices, including:
•	The Restated Plan will extend the term of the Company’s 2007 Share Incentive Plan until 5 years after the date of this Annual General Meeting with a fixed number of shares authorized for issuance. It is not an “evergreen” plan.

•	5,000,000 ordinary shares will be added to the Restated Plan which represent approximately 8% of the Company’s total outstanding shares.

•	The maximum number of ordinary shares that may be granted subject to awards under the Restated Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. During each of the past three fiscal years, the Company has granted, on average, approximately 2% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, which, based on the Company’s analysis is among one of the lowest dilution rates of our peers in China.

•	The maximum number of ordinary shares available for issuance under the Restated Plan will be reduced by 1 share for every 1 share issued pursuant to a share option or share appreciation right and by 1.75 shares for every 1 share issued as restricted shares or pursuant to a restricted share unit.

•	Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant.

•	Repricing of share options and share appreciation rights will be prohibited unless shareholder approval is obtained.
     The Restated Plan was approved by the Company’s Board of Directors in May 2010. The Restated Plan will become effective upon its approval by the shareholders at the Annual General Meeting.
     All awards are made at the discretion of the Restated Plan administrator. Therefore, the benefits and amounts that will be received or allocated under the Restated Plan are not determinable.
     As of June 14, 2010, the fair market value of a share of the Company’s ordinary shares was $36.66.
     The following is a summary of the principal features of the Restated Plan. This summary does not purport to be a complete description of all of the provisions of the Restated Plan. It is qualified in its entirety by reference to the full text of the Restated Plan. A copy of the Restated Plan has been furnished to the Securities and Exchange Commission with this proxy statement as Annex A, and any shareholder who wishes to obtain a copy of the Restated Plan may do so by written request to the Secretary at the Company’s headquarters in Shanghai, the People’s Republic of China.

Description of the Restated Plan
Share Reserve
     The aggregate number of Company ordinary shares that will be available for issuance under the Restated Plan is 10,000,000 shares; provided that the maximum number of Company ordinary shares that may be granted subject to awards under the Restated Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. As of June 14, 2010, approximately 1,770,000 shares remained available for grant under the 2007 Share Incentive Plan. If the shareholders approve the Restated Plan, an additional 5,000,000 will be authorized for grant between 2010 and August 1, 2015 along with the shares remaining from the previous authorization. Shares issued as restricted shares or pursuant to restricted share units under the Restated Plan will count against this aggregate share limit as 1.75 shares for every 1 share issued in connection with the award. For example, if 100 shares are issued pursuant to a restricted share unit granted under the Restated Plan, the number of shares available for issuance under the Restated Plan will be reduced by 175 shares. The maximum aggregate number of shares that will be available for issuance pursuant to restricted shares and restricted share units under the Restated Plan at any time can be determined by dividing the number of shares then available for issuance under the Restated Plan by 1.75 (if all remaining shares available for issuance under the Restated Plan, if approved, were issued pursuant to restricted shares or restricted share units, the maximum number of shares that could be issued under the Restated Plan is 3,868,690 shares). Any dividend equivalents awarded will be counted against, and will reduce, the share pool.
     If awards under the Restated Plan are forfeited or terminate before vesting or being exercised, then the shares underlying those awards will again become available for awards under the Restated Plan using the same share ratio as was initially used when the awards were issued. Share appreciation rights will be counted in full against the number of shares available for issuance under the Restated Plan, regardless of the number of shares issued upon settlement of the share appreciation rights. Shares surrendered to pay the exercise price for a share option and shares used to satisfy tax withholding obligations will not be made available for awards under the Restated Plan.
     In the event of a subdivision of the outstanding shares, a declaration of a dividend payable in shares, a declaration of a dividend payable in a form other than shares in an amount that has a material effect on the price of shares, a combination or consolidation of the outstanding shares (by reclassification or otherwise) into a lesser number of shares, a recapitalization, a spin-off or a similar occurrence, the Restated Plan administrator shall make appropriate adjustments to the number of shares and kind of shares or securities issuable under the Restated Plan and under each outstanding award, the maximum aggregate number of shares that may be granted pursuant to awards during any given fiscal year and the maximum aggregate number of shares that may be granted as incentive share options. Appropriate adjustments will also be made to the exercise price of outstanding options and share appreciation rights.
Administration
     The Compensation Committee or a separate committee of one or more directors of the Company appointed by the Board of Directors will administer the Restated Plan with respect to all persons and awards, other than persons who are subject to Section 16 of the U.S. Securities Exchange Act of 1934, as amended, if any, which shall be administered by the Compensation Committee. Notwithstanding the foregoing, only the full Board of Directors, and not the Compensation Committee, will administer the Restated Plan with respect to all awards granted to non-employee directors.
Eligibility and Types of Awards Under the Restated Plan
     The Restated Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares by the Restated Plan administrator. Share appreciation rights may be awarded in combination with share options or restricted shares, and such awards shall provide that the share appreciation rights will not be exercisable unless the related share options or restricted shares are forfeited. Restricted shares may be awarded in combination with nonstatutory share options, and such awards may provide that the restricted shares will be forfeited in the event that the related nonstatutory share options are exercised.

     Employees (including executive officers) and consultants of the Company, and any parent, subsidiary or affiliate of the Company, and non-employee directors of the Company will be eligible to participate in the Restated Plan. As of June 14, 2010, approximately 2,436 employees (including employee directors and executive officers), and 7 non-employee directors were eligible to participate in the 2007 Share Incentive Plan and will continue to be eligible under the Restated Plan if it is approved.
Share Options
     The Restated Plan administrator may grant nonstatutory share options or incentive share options (which are entitled to potentially favorable tax treatment in the U.S.) under the Restated Plan. The vesting schedule and the number of shares covered by each share option granted to a participant will be determined by the Restated Plan administrator. The share option exercise price will be established by the Restated Plan administrator and must be at least 100% of the fair market value of a share on the date of grant (110% for incentive share options granted to shareholders who own more than 10% of the total outstanding shares of the Company, its parent or any of its subsidiaries). Repricing of share options is prohibited unless shareholder approval is obtained. Consistent with applicable laws, regulations and rules, payment of the exercise price of share options may be made in cash (including by check, wire transfer or similar means), by cashless exercise, by surrendering or attesting to previously acquired shares, or by any other legal consideration. Unless otherwise provided by the Restated Plan administrator, unvested share options will generally expire upon termination of the participant’s service and vested share options will generally expire 90 days following a termination for any reason other than death, disability, or cause; 6 months following a termination for death or disability; and immediately following a termination for cause. The term of a share option shall not exceed 7 years from the date of grant.
Restricted Shares
     The Restated Plan administrator may award restricted shares under the Restated Plan. Participants may be required to pay cash or other legal consideration to the Company at the time of grant of restricted shares, but the Restated Plan does not establish a minimum purchase price for shares awarded as restricted shares. Restricted shares are shares that are subject to forfeiture. The Restated Plan administrator may grant restricted shares with time-based vesting or vesting upon satisfaction of performance goals and/or other conditions. When the restricted share award conditions are satisfied, then the participant will be vested in the shares and will have complete ownership of the shares. Restricted shares will generally vest on the same basis as share options.
Restricted Share Units
     The Restated Plan administrator may award restricted share units under the Restated Plan. Participants are not required to pay any consideration to the Company at the time of grant of a restricted share unit. The Restated Plan administrator may grant restricted share units with time-based vesting or vesting upon satisfaction of performance goals and/or other conditions. When the participant satisfies the conditions of the restricted share unit award, the Company may settle the award in shares, cash or any combination of both, as determined by the Restated Plan administrator, in its sole discretion, at the time of grant. Restricted share units will generally vest on the same basis as share options.
Share Appreciation Rights
     The Restated Plan administrator may grant share appreciation rights under the Restated Plan. The exercise price of a share appreciation right is established by the Restated Plan Administrator and may not be less than 100% of the fair market value of a share on the date of grant. Repricing of share appreciation rights is prohibited unless shareholder approval is obtained. The Restated Plan Administrator may provide for time-based vesting or vesting upon satisfaction of performance goals and/or other conditions. Share appreciation rights will generally vest on the same basis as share options. Upon exercise of a share appreciation right, the participant will receive payment from the Company in an amount determined by multiplying (a) the difference between (i) the fair market value of a share on the date of exercise and (ii) the exercise price times (b) the number of shares with respect to which the share appreciation right is exercised. Share appreciation rights may be paid in shares, cash or any combination of both, as determined by the Restated Plan administrator, in its sole discretion, at the time of grant. Unless otherwise provided by the Restated Plan administrator, unvested share appreciation rights will generally expire upon termination of the participant’s service and vested share appreciation rights will generally expire 90 days following a termination for any reason other than death, disability, or cause; 6 months following a termination for death or disability; and immediately following a termination for cause. The term of a share appreciation rights shall not exceed 7 years from the date of grant.
Performance Goals
     Awards under the Restated Plan may be made subject to performance conditions which shall utilize one or more objective measurable performance goals as determined by the Restated Plan administrator based upon one or more factors, including, but not limited to: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (viii) cost of goods sold; (ix) profit/loss or profit margin; (x) working capital; (xi) return on equity or assets; (xii) earnings per share; (xiii) economic value added; (xiv) price/earnings ratio; (xv) debt or debt-to-equity; (xvi) accounts receivable; (xvii) write-offs; (xviii) cash; (xix) assets; (xx) liquidity; (xxi) operations; (xxii) intellectual property (e.g., patents); (xxiii) product development; (xxiv) regulatory activity; (xxv) manufacturing, production or inventory; (xxvi) mergers and acquisitions or divestitures; and/or (xxvii) financings, each with respect to the Company and/or one or more of its parent, subsidiaries, affiliates or operating units.
Transferability of Awards
     Share options, share appreciation rights, unvested restricted shares and restricted share units will not be transferable other than by will or by the laws of descent and distribution, except as otherwise provided in the applicable award agreement and then only to the extent such transfer is otherwise permitted by applicable law and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s shareholders). This prohibition on transfer will not prevent a participant from designating a beneficiary to exercise the rights of any award and to receive any property distributable with respect to any award upon the death of the participant.
Acceleration of Awards upon a Merger or Sale of Assets
     In the event of a change in control of the Company, all outstanding awards will be subject to the applicable agreement of merger or reorganization which may provide for the assumption, substitution or continuation of outstanding awards, accelerated vesting, or cancellation without consideration, in all cases without participant consent, unless the Restated Plan administrator has determined otherwise at the time of grant of an award. Awards that are not assumed, substituted or continued, will terminate upon the consummation of the change in control.
Amendment and Termination
     The Board may amend the Restated Plan at any time and for any reason, provided that any such amendment will be subject to shareholder approval to the extent the amendment is required by applicable laws, regulations or rules. The Board may terminate the Restated Plan at any time and for any reason. The term of the Restated Plan is 5 years from the date of the Annual General Meeting. The Restated Plan will terminate on August 1, 2015 unless re-adopted or extended by the shareholders prior to or on such date. The termination or amendment of the Restated Plan may not adversely affect any award previously made under the Restated Plan.
U.S. Federal Income Tax Consequences
     The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the Restated Plan based on federal income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular participant based on his or her specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)), or other tax laws other than federal income tax law. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, the Company advises all participants to consult their own tax advisor concerning the tax implications of awards granted under the Restated Plan.

     A recipient of a share option or share appreciation right will not have taxable income upon the grant of the share option or share appreciation right.
     For nonstatutory share options and share appreciation rights, the participant will recognize ordinary income upon exercise in an amount equal to the difference between the fair market value of the shares and the exercise price on the date of exercise. Any gain or loss recognized upon any later disposition of the shares generally will be a capital gain or loss.
     The acquisition of shares upon exercise of an incentive share option will not result in any taxable income to the participant, except, possibly, for purposes of the alternative minimum tax. The gain or loss recognized by the participant on a later sale or other disposition of such shares will either be long-term capital gain or loss or ordinary income, depending upon whether the participant holds the shares for the legally-required period (2-years from the date of grant and 1-year from the date of exercise). If the shares are not held for the legally-required period, the participant will generally recognize ordinary income equal to the lesser of (i) the difference between the fair market value of the shares on the date of exercise and the exercise price, or (ii) the difference between the sales price and the exercise price.
     For awards of restricted shares, unless the participant elects to be taxed at the time of receipt of the restricted shares, the participant will not have taxable income upon the receipt of the award, but upon vesting will recognize ordinary income equal to the fair market value of the shares at the time of vesting less the amount paid for such shares (if any).
     A participant will not have taxable income at the time of grant of an award of restricted share units. When vested restricted share units (and dividend equivalents, if any) are settled and distributed, the participant will recognize ordinary income equal to the fair market value of shares and/or the amount of cash received less the amount paid for such restricted share units (if any).
     At the discretion of the Restated Plan administrator, the Restated Plan may allow a participant to satisfy his or her tax withholding requirements under federal and state tax laws in connection with the receipt, vesting and/or exercise of an award by electing to have shares withheld, and/or by delivering to the Company already-owned shares.
     If the participant is an employee or former employee, the amount a participant recognizes as ordinary income in connection with any award is subject to withholding taxes (not applicable to incentive share options) and the Company is allowed a tax deduction equal to the amount of ordinary income recognized by the participant. The Company is not currently subject to Code Section 162(m), which contains special rules regarding the U.S. federal income tax deductibility of compensation paid to the Company’s chief executive officer and to each of the Company’s other four most highly compensated executive officers. Under this rule, the annual compensation paid to any of these specified executives will generally be deductible only to the extent that it does not exceed $1,000,000. However, a company can preserve the deductibility of certain compensation in excess of $1,000,000 if such compensation qualifies as “performance-based compensation” by complying with certain conditions imposed by the Code Section 162(m) rules (including the establishment of a maximum number of shares with respect to which awards may be granted to any one employee during one fiscal year) and if the material terms of such compensation are disclosed to and approved by the Company’s shareholders. Since the Company is not currently subject to Code Section 162(m), the Restated Plan has not been structured with the intention that compensation resulting from awards under the Restated Plan may qualify as “performance-based compensation” and, if so qualified, be deductible.
REQUIRED VOTE
     Assuming a quorum is present, the approval of Proposal No. 3 will require the affirmative vote of at least a majority of shares cast in person or cast by proxy at the Meeting. Unless marked otherwise, where Charles Chao or Herman Yu is appointed as proxy, their proxies received will be voted FOR Proposal No. 3.
RECOMMENDATION OF THE BOARD
THE BOARD RECOMMENDS A VOTE FOR PROPOSAL NO. 3.

COMMUNICATIONS WITH DIRECTORS
     Shareholders who wish to communicate with our Directors to report complaints or concerns related to accounting, internal accounting controls or auditing may do so using the Procedures for the Reporting of Questionable Accounting or Financial Matters, which was attached to the Company’s 2006 Proxy Statement (the “Procedures”). The Procedures allow submitting the complaint or concern to the Company’s general counsel or directly to the Audit Committee. The Company has also established an Anti-Fraud & Whistleblower (“AFW”) Committee which administers the foregoing matters and reports to the Audit Committee. The AFW Committee operates under a written charter adopted by the Audit Committee, which was attached to the Company’s 2005 Proxy Statement. You may submit your complaint or concern either online or telephonically to the AFW Committee through the phone number or email provided on our website at www.corp.sina.com. Any shareholder wishing to communicate with any of our Directors regarding the Company may write to the Directors, c/o Stock Administration Department, SINA Corporation, 20F Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian, Beijing 100080, China.
OTHER MATTERS
     The Board of Directors knows of no other business that will be presented to the Annual General Meeting. If any other business is properly brought before the Annual General Meeting, proxies in the enclosed form will be voted in respect thereof as the proxy holders deem advisable.
SHAREHOLDERS SHARING THE SAME ADDRESS
     In accordance with notices previously sent to many shareholders who hold their shares through a bank, broker or other holder of record (a “street-name shareholder”) and share a single address, only one proxy statement is being delivered to that address unless contrary instructions from any shareholder at that address were received. This practice, known as “householding,” is intended to reduce the Company’s printing and postage costs. However, any such street-name shareholder residing at the same address who wishes to receive a separate copy of this Proxy Statement may request a copy by contacting the bank, broker or other holder of record, or the Company by telephone at: +86-10-82628888 or by mail to Cathy Peng, Stock Administration Department, SINA Corporation, 20F Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian, Beijing 100080, China. If shareholders sharing a single address are receiving multiple copies of our annual reports or proxy statements and would like to receive only a single copy of our annual report and proxy statement, such shareholders may so request using the contact information provided in the preceding sentence. The voting instruction sent to a street-name shareholder should provide information on how to request (1) householding of future Company materials or (2) separate materials if only one set of documents is being sent to a household. If it does not, a shareholder who would like to make one of these requests should contact the Company as indicated above.
     It is important that the proxy cards be returned promptly and that your shares be represented. Shareholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.
By Order of the Board of Directors,

Charles Chao
President, Chief Executive Officer and
Member of the Board of Directors
Shanghai, China
June 24, 2010

Annex A
SINA CORPORATION
AMENDED AND RESTATED 2007 SHARE INCENTIVE PLAN

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SINA CORPORATION
AMENDED AND RESTATED 2007 SHARE INCENTIVE PLAN
SECTION 1. INTRODUCTION.
In May 2007, the Board adopted the 2007 Share Incentive Plan. In May 2010, the Board adopted this Amended and Restated 2007 Share Incentive Plan (the “Plan”), which is a continuation of the 2007 Share Incentive Plan and which shall become effective upon its approval by the Company’s shareholders (the “Effective Date”).
The purpose of this Plan is to promote the long-term success of the Company and the creation of shareholder value by offering Participants the opportunity to share in such long-term success by acquiring a proprietary interest in the Company.
The Plan seeks to achieve this purpose by providing for discretionary long-term incentive Awards in the form of Options (which may be Incentive Share Options or Nonstatutory Share Options), Share Appreciation Rights, Share Grants and Restricted Share Units.
The Plan shall be governed by, and construed in accordance with, California law (except its choice-of-law provisions). Capitalized terms shall have the meaning provided in Section 2 unless otherwise provided in this Plan or any related Award Agreement.
SECTION 2. DEFINITIONS.
(a)	“Affiliate” means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

(b)	“Annual Pool” has the meaning set forth in Section 5(b).

(c)	“Applicable Laws” means all applicable laws, rules, regulations and requirements relating to the administration of share plans, including, but not limited to, all applicable Cayman laws, the laws of the People’s Republic of China, U.S. federal and state laws, the rules and regulations of any stock exchange or quotation system on which the Ordinary Shares are listed or quoted, and the applicable laws, rules, regulations or requirements of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan or where Participants reside or provide services, as such laws, rules, regulations and requirements shall be in place from time to time.

(d)	“Award” means an Option, SAR, Share Grant or Restricted Share Unit.

(e)	“Award Agreement” means any Share Option Agreement, SAR Agreement, Share Grant Agreement or Restricted Share Unit Agreement.

(f)	“Board” means the Board of Directors of the Company, as constituted from time to time.

(g)	“Cashless Exercise” means, to the extent that a Share Option Agreement so provides and as permitted by Applicable Laws, a program approved by the Committee in which payment of the aggregate Exercise Price and/or satisfaction of any applicable tax withholding obligations may be made all or in part by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker to sell Shares subject to an Option and to deliver all or part of the sale proceeds to the Company.

(h)	“Cause” means, except as may otherwise be provided in a Participant’s employment agreement, Award Agreement, or other written agreement, (i) Participant’s willful failure to perform his or her duties and responsibilities to the Company or material violation of a written Company policy; (ii) Participant’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant’s willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is

Annex A
being terminated for Cause shall be made in good faith by the Committee and shall be conclusive and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s Service at any time as provided in Section 12(a), and the term “Company” will be interpreted to include any Subsidiary, Parent, Affiliate, or any successor thereto, if appropriate.

(i)	“Change in Control” means the consummation of any of the following transactions:
(i)	The sale of all or substantially all of the Company’s assets;

(ii)	The merger of the Company with or into another corporation in which securities possessing more than 50% of the total combined voting power of the Company are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction; or

(iii)	The acquisition, directly or indirectly, by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities of the Company representing more than 50% of the total combined voting power of the Company’s then outstanding securities. For purposes of this paragraph, the term “person” shall not include: (1) a trustee of other fiduciary holding securities under an employee benefit plan of the Company, a Subsidiary or an Affiliate; or (2) corporation or other entity owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the Ordinary Shares.

A transaction shall not constitute a Change in Control if its sole purpose is to change the place of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transactions.
(j)	“Code” means the Internal Revenue Code of 1986, as amended, and the regulations and interpretations promulgated thereunder.

(k)	“Committee” means a committee described in Section 3.

(l)	“Company” means SINA Corporation, a Cayman Islands corporation.

(m)	“Consultant” means an individual who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate, other than as an Employee, Director or Non-Employee Director.

(n)	“Director” means a member of the Board who is also an Employee.

(o)	“Disability” means that the Participant is classified as disabled under the long-term disability policy of the Company or, if no such policy applies, the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

(p)	“Employee” means any individual who is an employee of the Company, a Parent, a Subsidiary or an Affiliate.

(q)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(r)	“Exercise Price” means, in the case of an Option, the amount for which a Share may be purchased upon exercise of such Option, as specified in the applicable Share Option Agreement. “Exercise Price,” in the case of a SAR, means an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value in determining the amount payable upon exercise of such SAR.

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(s)	“Fair Market Value” means the market price of a Share as determined in good faith by the Committee. Such determination shall be conclusive and binding on all persons. The Fair Market Value shall be determined by the following:
(i)	if the Shares are admitted to trading on any established national stock exchange or market system, including without limitation NASDAQ, on the date in question, then the Fair Market Value shall be equal to the closing sales price for such Shares as quoted on such national exchange or system on such date; or

(ii)	if the Shares are admitted to quotation on NASDAQ or are regularly quoted by a recognized securities dealer but selling prices are not reported on the date in question, then the Fair Market Value shall be equal to the mean between the bid and asked prices of the Shares reported for such date.

In each case, the applicable price shall be the price reported in such source as the Committee deems reliable; provided, however, that if there is no such reported price for the Shares for the date in question, then the Fair Market Value shall be equal to the price reported on the last preceding date for which such price exists. If neither (i) or (ii) are applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate.
(t)	“Fiscal Year” means the Company’s fiscal year.

(u)	“Grant Date” means the grant effective date of an Award.

(v)	“Incentive Share Option” or “ISO” means an incentive stock option described in Code Section 422.

(w)	“Non-Employee Director” means a member of the Board who is not an Employee.

(x)	“Nonstatutory Share Option” or “NSO” means a share option that is not an ISO.

(y)	“Option” means an ISO or NSO granted under the Plan entitling the Optionee to purchase Shares.

(z)	“Optionee” means an individual, estate or other entity that holds an Option.

(aa)	“Ordinary Shares” means the Company’s ordinary shares.

(bb)	“Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns share possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(cc)	“Participant” means an Employee, Director, Non-Employee Director or Consultant who has been selected by the Committee to receive an Award under the Plan or any individual, estate or other entity that holds an Award.

(dd)	“Performance Goals” means one or more objective measurable performance goals established by the Committee with respect to a Performance Period based upon one or more factors, including: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (viii) cost of goods sold; (ix) profit/loss or profit margin; (x) working capital; (xi) return on equity or assets; (xii) earnings per share; (xiii) economic value added; (xiv) price/earnings ratio; (xv) debt or debt-to-equity; (xvi) accounts receivable; (xvii) writeoffs; (xviii) cash; (xix) assets; (xx) liquidity; (xxi) operations; (xxii) intellectual property (e.g., patents); (xxiii) product development; (xxiv) regulatory activity; (xxv) manufacturing, production or inventory; (xxvi) mergers and acquisitions or divestitures; and/or (xxvii) financings, each with respect to the Company and/or one or more of its Parent, Subsidiaries, Affiliates or operating units.

(ee)	“Performance Period” means any period not exceeding 60 months as determined by the Committee, in its sole discretion. The Committee may establish different Performance Periods for different Participants, and the Committee may establish concurrent or overlapping Performance Periods.

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(ff)	“Plan” means this SINA Corporation Amended and Restated 2007 Share Incentive Plan as it may be amended from time to time.

(gg)	“Re-Price” means that the Company has lowered or reduced the Exercise Price of outstanding Options and/or outstanding SARs for any Participant(s) whether through amendment, cancellation or replacement grants, or any other means.

(hh)	“Restricted Share Unit” means a bookkeeping entry representing the equivalent of one Share awarded under the Plan.

(ii)	“Restricted Share Unit Agreement” means the agreement described in Section 9 evidencing a Restricted Share Unit.

(jj)	“SAR Agreement” means the agreement described in Section 7 evidencing a Share Appreciation Right.

(kk)	“SEC” means the Securities and Exchange Commission.

(ll)	“Section 16 Persons” means those officers, directors or other persons who are subject to Section 16 of the Exchange Act.

(mm)	“Securities Act” means the Securities Act of 1933, as amended.

(nn)	“Service” means service as an Employee, Director, Non-Employee Director or Consultant. A Participant’s Service does not terminate if he or she is an Employee and goes on a bona fide leave of absence that was approved by the Company in writing and the terms of the leave provide for continued service crediting, or when continued service crediting is required by Applicable Laws. However, for purposes of determining whether an Option is entitled to continuing ISO status, an Employee’s Service will be treated as terminating 90 days after such Employee went on leave, unless such Employee’s right to return to active work is guaranteed by law or by a contract. Service terminates in any event when the approved leave ends, unless such Employee immediately returns to active work. Further, unless otherwise determined by the Committee, a Participant’s Service will not terminate merely because of a change in the capacity in which the Participant provides service to the Company, a Parent, Subsidiary or Affiliate, or a transfer between entities (the Company or any Parent, Subsidiary, or Affiliate); provided that there is no interruption or other termination of Service.

(oo)	“Share” means one share of Ordinary Shares.

(pp)	“Share Appreciation Right” or “SAR” means a share appreciation right awarded under the Plan.

(qq)	“Share Grant” means Shares awarded under the Plan.

(rr)	“Share Grant Agreement” means the agreement described in Section 8 evidencing a Share Grant.

(ss)	“Share Option Agreement” means the agreement described in Section 6 evidencing an Option.

(tt)	“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(uu)	“10-Percent Shareholder” means an individual who owns more than 10% of the total combined voting power of all classes of outstanding shares of the Company, its Parent or any of its Subsidiaries. In determining share ownership, the attribution rules of Code Section 424(d) shall be applied.

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SECTION 3. ADMINISTRATION.
(a)	Committee Composition. The Board or a Committee appointed by the Board shall administer the Plan. The Committee shall generally have membership composition which enables Awards to Section 16 Persons to qualify as exempt from liability under Section 16(b) of the Exchange Act. However, the Board may also appoint one or more separate Committees, each composed of one or more directors of the Company who need not qualify under Rule 16b-3, that may administer the Plan with respect to Participants who are not Section 16 Persons, respectively, may grant Awards under the Plan to such Participants and may determine all terms of such Awards. Members of any such Committee shall serve for such period of time as the Board may determine and shall be subject to removal by the Board at any time. The Board may also at any time terminate the functions of the Committee and reassume all powers and authority previously delegated to the Committee.

Notwithstanding the foregoing, the Board shall administer the Plan with respect to all Awards granted to Non-Employee Directors.

The Board and any Committee appointed to administer the plan is referred to herein as the “Committee”.

(b)	Authority of the Committee. Subject to the provisions of the Plan, the Committee shall have the full authority, in its sole discretion, to take any actions it deems necessary or advisable for the administration of the Plan. Such actions shall include:
(i)	selecting Participants who are to receive Awards under the Plan;

(ii)	determining the Fair Market Value;

(iii)	determining the type, number, Grant Date, vesting requirements and other features and conditions of such Awards;

(iv)	approving the forms of agreements to be used under the Plan;

(v)	amending any outstanding Awards;

(vi)	accelerating the vesting, or extending the post-termination exercise term, of Awards at any time and under such terms and conditions as it deems appropriate;

(vii)	interpreting the Plan and any Award Agreement;

(viii)	correcting any defect, supplying any omission or reconciling any inconsistency in the Plan or any Award Agreement;

(ix)	adopting such rules or guidelines as it deems appropriate to implement the Plan;

(x)	authorizing any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously authorized by the Committee;

(xi)	making all other decisions relating to the operation of the Plan; and

(xii)	adopting such plans or subplans as may be deemed necessary or appropriate to comply with the laws of certain countries, allow for tax-preferred treatment of the Awards or otherwise provide for the participation by Participants who reside in such countries.
The Committee’s determinations under the Plan shall be final and binding on all persons.

(c)	Indemnification. To the maximum extent permitted by Applicable Laws, each member of the Committee shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any Award Agreement, and (ii) from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or

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paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled to by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.
SECTION 4. GENERAL.
(a)	General Eligibility. Only Employees, Directors, Non-Employee Directors and Consultants shall be eligible to participate in the Plan.

(b)	Incentive Share Options. Only Participants who are Employees of the Company, a Parent or a Subsidiary shall be eligible for the grant of ISOs. In addition, a Participant who is a 10-Percent Shareholder shall not be eligible for the grant of an ISO unless the requirements set forth in Code Section 422(c)(5) are satisfied.

(c)	Restrictions on Shares. Any Shares issued pursuant to an Award shall be subject to such rights of repurchase, rights of first refusal and other transfer restrictions as the Committee may determine, in its sole discretion. Such restrictions shall apply in addition to any restrictions that may apply to holders of Shares generally and shall also comply to the extent necessary with Applicable Laws. In no event shall the Company be required to issue fractional Shares under this Plan.

(d)	Beneficiaries. Unless stated otherwise in an Award Agreement and then only to the extent permitted by and enforceable under Applicable Laws, a Participant may designate one or more beneficiaries with respect to an Award by timely filing the prescribed form with the Company or the Company’s designee. A beneficiary designation may be changed by filing the prescribed form with the Company (or the Company’s designee) at any time before the Participant’s death. If no beneficiary was designated or if no designated beneficiary survives the Participant, then after a Participant’s death any vested Award(s) shall be transferred or distributed to the Participant’s estate or to such other person as the Company may designate.

(e)	No Rights as a Shareholder. A Participant, or a transferee of a Participant, shall have no rights as a shareholder with respect to any Ordinary Shares covered by an Award until such person has satisfied all of the terms and conditions to receive such Ordinary Shares, has satisfied any applicable withholding or tax obligations relating to the Award and the Shares have been issued (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company).

(f)	Termination of Service. Unless the applicable Award Agreement or, with respect to a Participant who resides in the U.S., the applicable employment agreement provides otherwise, the following rules shall govern the vesting, exercisability and term of outstanding Awards held by a Participant in the event of termination of such Participant’s Service (in all cases subject to the maximum term of the Option and/or SAR as applicable): (i) upon termination of Service for any reason, the unvested portions of any outstanding Restricted Share Units or Share Grants shall be immediately forfeited without consideration; (ii) if Service is terminated for Cause, then all unexercised Options and/or SARs, unvested portions of Restricted Share Units and unvested portions of Share Grants shall terminate and be forfeited immediately without consideration; (iii) if Service is terminated for any reason other than for Cause, death or Disability, then the vested portion of the Participant’s then-outstanding Options and/or SARs may be exercised by such Participant or his or her personal representative within ninety (90) days after the date of such termination and the unvested portions of any such Awards shall be forfeited without consideration at the end of such period; or (iv) if Service is terminated due to death or Disability, the vested portion of the Participant’s then-outstanding Options and/or SARs may be exercised within six (6) months after the date of such termination and the unvested portions of any such Awards shall be forfeited without consideration at the end of such period.

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SECTION 5. SHARES SUBJECT TO PLAN AND SHARE LIMITS.
(a)	Basic Limitation. The shares issuable under the Plan shall be authorized, but unissued, or reacquired Shares. The aggregate number of Shares reserved for Awards under the Plan is 10,000,000 Shares, subject to adjustment pursuant to Section 10.

(b)	Limits on Awards. The aggregate maximum number of Shares that may be granted in connection with all Awards during any Fiscal Year shall not exceed three percent (3%) of the total number of the Company’s outstanding Shares as of the last day of the immediately preceding Fiscal Year (“Annual Pool”), plus any Shares remaining available pursuant to the Annual Pool for the immediately preceding Fiscal Year, subject to adjustment pursuant to Section 10.

(c)	Limits on Incentive Stock Options. The aggregate maximum number of Shares that may be issued in connection with ISOs shall be 10,000,000 Shares, subject to adjustment pursuant to Section 10.

(d)	Share Count. Shares issued as Share Grants or pursuant to Restricted Share Units will count against the Shares available for issuance under the Plan, and against the Shares available for grant during any Fiscal Year, as one point seven five (1.75) Shares for every one (1) Share issued in connection with the Award. Shares issued as Options or Share Appreciation Rights will count against the Shares available for issuance under the Plan, and against the Shares available for grant during any Fiscal Year, as one (1) Share for every one (1) Share subject thereto. The total number of Shares subject to Share Appreciation Rights that are settled in Shares shall be counted in full against the number of Shares available for issuance under the Plan, regardless of the number of Shares actually issued upon settlement of the Share Appreciation Rights. If Awards are settled in cash, the Shares that would have been delivered had there been no cash settlement shall not be counted against the Shares available for issuance under the Plan. If Awards are forfeited or are terminated for any reason before vesting or being exercised, then the Shares underlying such Awards shall again become available for Awards under the Plan; provided that, any one (1) Share issued as a Share Grant or pursuant to Restricted Share Units that is forfeited or terminated shall be credited as one point seven five (1.75) Shares when determining the number of Shares that shall again become available for Awards under the Plan. For purposes of clarity, no Shares surrendered pursuant to Section 6(f)(i) and no Shares withheld pursuant to Section 13(b) shall again become available for Awards under the Plan.

(e)	Dividend Equivalents. Any dividend equivalents distributed under the Plan shall reduce the number of Shares available for Awards.
SECTION 6. TERMS AND CONDITIONS OF OPTIONS.
(a)	Share Option Agreement. Each Option granted under the Plan shall be evidenced and governed exclusively by a Share Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan and that the Committee deems appropriate for inclusion in a Share Option Agreement. The provisions of the various Share Option Agreements entered into under the Plan need not be identical. The Share Option Agreement shall specify whether the Option is an ISO or an NSO.

(b)	Number of Shares. Each Share Option Agreement shall specify the number of Shares that are subject to the Option, which number is subject to adjustment in accordance with Section 10.

(c)	Exercise Price. Each Share Option Agreement shall specify the Option’s Exercise Price which shall be established by the Committee and is subject to adjustment in accordance with Section 10. The Exercise Price of an Option shall not be less than 100% of the Fair Market Value (110% for an ISO granted to a 10-Percent Shareholder) on the Grant Date.

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(d)	Exercisability and Term. Each Share Option Agreement shall specify the date when all or any installment of the Option is to become exercisable and may include performance conditions or Performance Goals. The Share Option Agreement shall also specify the maximum term of the Option; provided that the maximum term of an Option shall in no event exceed seven (7) years from the Grant Date. A Share Option Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability or other events. Notwithstanding any other provision of the Plan or the Share Option Agreement, no Option can be exercised after the expiration date provided in the applicable Share Option Agreement.

(e)	Method of Exercise. An Option may be exercised, in whole or in part, by giving written notice of exercise to the Company (or, subject to Applicable Laws and if the Company permits, by electronic or voice methods) of the number of Shares to be purchased. Such notice shall be accompanied by payment in full of the aggregate Exercise Price, plus any required withholdings (unless satisfactory arrangements have been made to satisfy such withholdings). The Company reserves the right to delay issuance of the Shares if such payments are not satisfactory.

(f)	Payment for Option Shares. The Exercise Price of an Option shall be paid in cash at the time of exercise, except as follows and if so provided for in the applicable Share Option Agreement:
(i)	Surrender of Share. Payment of all or a part of the Exercise Price may be made with Shares which have already been owned by the Optionee; provided that the Committee may, in its sole discretion, require that Shares tendered for payment be previously held by the Optionee for a minimum duration (e.g., to avoid financial accounting charges to the Company’s earnings).

(ii)	Cashless Exercise. Payment of all or a part of the Exercise Price may be made through Cashless Exercise.

(iii)	Other Forms of Payment. Payment may be made in any other form that is consistent with Applicable Laws, regulations and rules and approved by the Committee.
In the case of an ISO granted under the Plan, except to the extent permitted by Applicable Laws, payment shall be made only pursuant to the express provisions of the applicable Share Option Agreement. In the case of an NSO granted under the Plan, the Committee may, in its discretion at any time, accept payment in any form(s) described in this Section 6(f).

(g)	Modifications or Assumption of Options; No Re-Pricing. Within the limitations of the Plan, the Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options (whether granted by the Company or by another issuer) in return for the grant of new Options for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of an Option shall, without the consent of the Optionee, impair his or her rights or obligations under such Option and, unless there is approval by the Company shareholders, the Committee may not Re-Price outstanding Options.

(h)	Assignment or Transfer of Options. Except as otherwise provided in the applicable Share Option Agreement and then only to the extent such transfer is otherwise permitted by Applicable Laws and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s shareholders), no Option or interest therein shall be transferred, assigned, pledged or hypothecated by the Optionee during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than by will or by the laws of descent and distribution and an Option may be exercised during the lifetime of the Optionee only or by the guardian or legal representative of the Optionee.

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SECTION 7. TERMS AND CONDITIONS OF SHARE APPRECIATION RIGHTS.
(a)	SAR Agreement. Each SAR granted under the Plan shall be evidenced by a SAR Agreement between the Participant and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. A SAR Agreement may provide for a maximum limit on the amount of any payout notwithstanding the Fair Market Value on the date of exercise of the SAR. The provisions of the various SAR Agreements entered into under the Plan need not be identical. SARs may be granted in consideration of a reduction in the Participant’s compensation.

(b)	Number of Shares. Each SAR Agreement shall specify the number of Shares to which the SAR pertains, which number is subject to adjustment in accordance with Section 10.

(c)	Exercise Price. Each SAR Agreement shall specify the Exercise Price, which is subject to adjustment in accordance with Section 10. A SAR Agreement may specify an Exercise Price that varies in accordance with a predetermined formula while the SAR is outstanding. The Exercise Price of a SAR shall not be less than 100% of the Fair Market Value on the Grant Date.

(d)	Exercisability and Term. Each SAR Agreement shall specify the date when all or any installment of the SAR is to become exercisable and may include performance conditions or Performance Goals. The SAR Agreement shall also specify the maximum term of the SAR which shall not exceed seven (7) years from the Grant Date. A SAR Agreement may provide for accelerated exercisability in the event of the Participant’s death, Disability or other events. SARs may be awarded in combination with Options or Share Grants, and such an Award shall provide that the SARs will not be exercisable unless the related Options or Share Grants are forfeited. A SAR may be included in an ISO only at the time of grant but may be included in an NSO at the time of grant or at any subsequent time, but not later than six (6) months before the expiration of such NSO. Notwithstanding any other provision of the Plan or the SAR Agreement, no SAR can be exercised after the expiration date provided in the applicable SAR Agreement.

(e)	Exercise of SARs. Upon exercise of a SAR, the Participant (or any person having the right to exercise the SAR after Participant’s death) shall receive from the Company (i) Shares, (ii) cash or (iii) any combination of Shares and cash, as the Committee shall determine at the time of grant of the SAR, in its sole discretion. The amount of cash and/or the Fair Market Value of Shares received upon exercise of SARs shall, in the aggregate, be equal to the amount by which the Fair Market Value (on the date of surrender) of the Shares subject to the SARs exceeds the Exercise Price of the Shares.

(f)	Modification or Assumption of SARs; No Re-Pricing. Within the limitations of the Plan, the Committee may modify, extend or assume outstanding SARs or may accept the cancellation of outstanding share appreciation rights (including share appreciation rights granted by another issuer) in return for the grant of new SARs for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of a SAR shall, without the consent of the Participant, impair his or her rights or obligations under such SAR and, unless there is approval by the Company shareholders, the Committee may not Re-Price outstanding SARs.

(g)	Assignment or Transfer of SARs. Except as otherwise provided in the applicable SAR Agreement and then only to the extent such transfer is otherwise permitted by Applicable Laws and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s shareholders), no SAR or interest therein shall be transferred, assigned, pledged or hypothecated by the Participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than by will or by the laws of descent and distribution and a SAR may be exercised during the lifetime of the Participant only or by the guardian or legal representative of the Participant.

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SECTION 8. TERMS AND CONDITIONS FOR SHARE GRANTS.
(a)	Time, Amount and Form of Awards. Awards under this Section 8 may be granted in the form of a Share Grant. A Share Grant may be awarded in combination with NSOs, and such an Award may provide that the Share Grant will be forfeited in the event that the related NSOs are exercised.

(b)	Share Grant Agreement. Each Share Grant awarded under the Plan shall be evidenced and governed exclusively by a Share Grant Agreement between the Participant and the Company. Each Share Grant shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan that the Committee deems appropriate for inclusion in the applicable Share Grant Agreement. The provisions of the Share Grant Agreements entered into under the Plan need not be identical.

(c)	Payment for Share Grants. Share Grants may be issued with or without cash consideration under the Plan.

(d)	Vesting Conditions. The Committee shall determine the vesting schedule of each Share Grant. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Share Grant Agreement which may include performance conditions or Performance Goals. A Share Grant Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability, or other events.

(e)	Assignment or Transfer of Share Grants. Except as otherwise provided in the applicable Share Grant Agreement and then only to the extent such transfer is otherwise permitted by Applicable Laws, no unvested Share Grant or interest therein shall be transferred, assigned, pledged or hypothecated by the Participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than by will or by the laws of descent and distribution.

(f)	Voting and Dividend Rights. The holder of a Share Grant awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other shareholders. A Share Grant Agreement may require that the holder of such Share Grant invest any cash dividends received in additional Shares subject to the Share Grant. Such additional Shares and any Shares received as a dividend pursuant to the Share Grant shall be subject to the same conditions and restrictions as the Share Grant with respect to which the dividends were paid. Such additional Shares subject to the Share Grant shall not reduce the number of Shares available for issuance under Section 5.

(g)	Modification or Assumption of Share Grants. Within the limitations of the Plan, the Committee may modify or assume outstanding Share Grants or may accept the cancellation of outstanding share grants (including share granted by another issuer) in return for the grant of new Share Grants for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Share Grant shall, without the consent of the Participant, impair his or her rights or obligations under such Share Grant.
SECTION 9. TERMS AND CONDITIONS OF RESTRICTED SHARE UNITS.
(a)	Restricted Share Unit Agreement. Each Restricted Share Unit granted under the Plan shall be evidenced by a Restricted Share Unit Agreement between the Participant and the Company. Such Restricted Share Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Share Unit Agreements entered into under the Plan need not be identical. Restricted Share Units may be granted in consideration of a reduction in the Participant’s other compensation.

(b)	Number of Shares. Each Restricted Share Unit Agreement shall specify the number of Shares to which the Restricted Share Unit pertains, which number is subject to adjustment in accordance with Section 10.

(c)	Payment for Restricted Share Units. To the extent that an Award is granted in the form of Restricted Share Units, no cash consideration shall be required of the Award recipients.

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(d)	Vesting Conditions. The Committee shall determine the vesting schedule of each Restricted Share Unit. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Share Unit Agreement which may include performance conditions or Performance Goals. A Restricted Share Unit Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability, or other events.

(e)	Form and Time of Settlement of Restricted Share Units. Settlement of vested Restricted Share Units may be made in the form of (i) cash, (ii) Shares or (iii) any combination of both, as determined by the Committee at the time of the grant of the Restricted Share Units, in its sole discretion. Vested Restricted Share Units may be settled in a lump sum or in installments. The distribution may occur or commence when the vesting conditions applicable to the Restricted Share Units have been satisfied or have lapsed, or it may be deferred, in accordance with Applicable Laws, to any later date. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents.

(f)	Voting and Dividend Rights. The holders of Restricted Share Units shall have no voting rights. Prior to settlement or forfeiture, any Restricted Share Unit awarded under the Plan may, at the Committee’s discretion, carry with it a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one Share while the Restricted Share Unit is outstanding. Dividend equivalents may be converted into additional Restricted Share Units. Settlement of dividend equivalents may be made in the form of cash, in the form of Shares, or in a combination of both. Prior to distribution, any dividend equivalents which are not paid shall be subject to the same conditions and restrictions as the Restricted Share Units to which they attach.

(g)	Creditors’ Rights. A holder of Restricted Share Units shall have no rights other than those of a general creditor of the Company. Restricted Share Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Restricted Share Unit Agreement.

(h)	Modification or Assumption of Restricted Share Units. Within the limitations of the Plan, the Committee may modify or assume outstanding Restricted Share Units or may accept the cancellation of outstanding restricted share units (including restricted share units granted by another issuer) in return for the grant of new Restricted Share Units for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Restricted Share Unit shall, without the consent of the Participant, impair his or her rights or obligations under such Restricted Share Unit.

(i)	Assignment or Transfer of Restricted Share Units. Except as otherwise provided in the applicable Restricted Share Unit Agreement and then only to the extent such transfer is otherwise permitted by Applicable Laws and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s shareholders), no Restricted Share Unit or interest therein shall be transferred, assigned, pledged or hypothecated by the Participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than by will or by the laws of descent and distribution.
SECTION 10. PROTECTION AGAINST DILUTION.
(a)	Adjustments. In the event of a subdivision of the outstanding Shares, a declaration of a dividend payable in Shares, a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares, a combination or consolidation of the outstanding Shares (by reclassification or otherwise) into a lesser number of Shares, a recapitalization, a spin-off or a similar occurrence, the Committee shall make appropriate adjustments in one or more of:
(i)	the number of Shares and the kind of shares or securities available for future Awards under Section 5(a);

(ii)	the limits on all Awards per Fiscal Year specified in Section 5(b);

(iii)	the limits on ISOs specified in Section 5(c);

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(iv)	the number of Shares and the kind of shares or securities covered by each outstanding Award; or

(v)	the Exercise Price under each outstanding Option or SAR.
(b)	Participant Rights. Except as provided in this Section 10, a Participant shall have no rights by reason of any issue by the Company of shares of any class or securities convertible into shares of any class, any subdivision or consolidation of shares of any class, the payment of any share dividend or any other increase or decrease in the number of shares of any class. If by reason of an adjustment pursuant to this Section 10 a Participant’s Award covers additional or different shares or securities, then such additional or different shares and the Award in respect thereof shall be subject to all of the terms, conditions and restrictions which were applicable to the Award and the Shares subject to the Award prior to such adjustment.

(c)	Fractional Shares. Any adjustment of Shares pursuant to this Section 10 shall be rounded down to the nearest whole number of Shares. Under no circumstances shall the Company be required to authorize or issue fractional shares and no consideration shall be provided as a result of any fractional shares not being issued or authorized.
SECTION 11. EFFECT OF A CHANGE IN CONTROL.
(a)	Change in Control. In the event that the Company is a party to a Change in Control, outstanding Awards shall be subject to the applicable agreement of merger or reorganization. Such agreement may provide, without limitation, for the assumption of outstanding Awards by the surviving corporation or its parent, for their continuation by the Company (if the Company is a surviving corporation), for accelerated vesting or for their cancellation with or without consideration, in all cases without the consent of the Participant.

(b)	Acceleration. Notwithstanding the foregoing, the Committee may determine, at the time of grant of an Award or thereafter, that such Award shall become vested and exercisable, in full or in part, in the event that the Company is a party to a Change in Control.

(c)	Dissolution. To the extent not previously exercised or settled, Options, SARs and Restricted Share Units shall terminate immediately prior to the dissolution or liquidation of the Company.
SECTION 12. LIMITATIONS ON RIGHTS.
(a)	Participant Rights. A Participant’s rights, if any, in respect of or in connection with any Award is derived solely from the discretionary decision of the Company to permit the individual to participate in the Plan and to benefit from a discretionary Award. By accepting an Award under the Plan, a Participant expressly acknowledges that there is no obligation on the part of the Company to continue the Plan and/or grant any additional Awards. Any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant’s normal or expected compensation, and in no way represents any portion of a Participant’s salary, compensation, or other remuneration for purposes of pension benefits, severance, redundancy, resignation or any other purpose.

Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain an employee, consultant or director of the Company, a Parent, a Subsidiary or an Affiliate. The Company and its Parent, Subsidiaries and Affiliates reserve the right to terminate the Service of any person at any time, and for any reason, subject to Applicable Laws, and any applicable written employment agreement (if any), and such terminated person shall be deemed irrevocably to have waived any claim to damages or specific performance for breach of contract or dismissal, compensation for loss of office, tort or otherwise with respect to the Plan or any outstanding Award that is forfeited and/or is terminated by its terms or to any future Award.

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(b)	Shareholders’ Rights. Except as provided in Section 9(f), a Participant shall have no dividend rights, voting rights or other rights as a shareholder with respect to any Shares covered by his or her Award prior to the issuance of such Shares (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company). No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date when such Shares are issued, except as expressly provided in Sections 9(f) and 10.

(c)	Regulatory Requirements. Any other provision of the Plan notwithstanding, the obligation of the Company to issue Shares or other securities under the Plan shall be subject to all Applicable Laws and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Shares or other securities pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Shares or other securities, to their registration, qualification or listing or to an exemption from registration, qualification or listing.
SECTION 13. TAXES.
(a)	General. A Participant shall make arrangements satisfactory to the Company for the satisfaction of any tax obligations or other required deductions that arise in connection with his or her Award. The Company shall have the right to deduct from any amount payable under the Plan, including delivery of Shares to be made pursuant to an Award granted under the Plan, all federal, state, city, local or foreign taxes of any kind, and any other required deductions, required to be paid with respect to such payment and the Company may take any such actions as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes or other required deductions. The Company shall not be required to issue any Shares or make any cash payment under the Plan until such obligations are satisfied.

(b)	Share Withholding. The Committee may permit a Participant to satisfy all or part of the obligations that arise in connection with the Award by Cashless Exercise, by having the Company withhold all or a portion of any Shares that otherwise would be issued to him or her or by surrendering all or a portion of any Shares that he or she previously acquired; provided that Shares withheld or previously owned Shares that are tendered shall not exceed the amount necessary to satisfy the Company’s tax withholding obligations at the minimum statutory withholding rates, including, but not limited to, U.S. federal and state income taxes, payroll taxes and foreign taxes, if applicable, unless the previously owned Shares have been held for the minimum duration necessary to avoid financial accounting charges under applicable accounting guidance or as otherwise permitted by the Committee in its sole and absolute discretion. Any payment of obligation by assigning Shares to the Company may be subject to restrictions, including, but not limited to, any restrictions required by rules of the SEC. If any Shares are used to satisfy obligations, such Shares shall be valued based on the Fair Market Value thereof on the date when the obligation is required to be satisfied or as otherwise provided by the Committee.
SECTION 14. DURATION AND AMENDMENTS.
(a)	Term of the Plan. The Plan shall terminate on August 1, 2015 and may be terminated on any earlier date pursuant to this Section 14.

(b)	Right to Amend or Terminate the Plan. The Board may amend or terminate the Plan at any time and for any reason. Any such termination of the Plan, or any amendment thereof, shall not impair any Award previously granted under the Plan. No Awards shall be granted under the Plan after the Plan’s termination. An amendment of the Plan shall be subject to the approval of the Company’s shareholders only to the extent such approval is required by Applicable Laws, regulations or rules.

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